October 30, 2007

Via EDGAR Transmission

Peggy Kim, Esq.

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Rambus Inc.

Schedule TO-I

Filed October 18, 2007

Amendment No. 1 to Schedule TO-I

Filed October 24, 2007

File No. 005-53267

Dear Ms. Kim:

Set forth below are the responses of Rambus Inc. (“Rambus” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated October 25, 2007 (the “Letter”), regarding the Tender Offer Statement on Schedule TO-I filed by the Company with the Commission on October 18, 2007 (the “Schedule TO”) and Amendment No. 1 to the Schedule TO filed by the Company with the Commission on October 24, 2007 (“Amendment No. 1”).

Please note that this Letter is being delivered in connection with the filing of Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which is being filed with the Commission contemporaneously with this Letter. Unless the context otherwise requires, references to the “Schedule TO” refer to the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2. A courtesy copy of this letter with a marked copy of Amendment No. 2 is being delivered to you under separate cover.

For your convenience, the Staff’s comments are reprinted in bold. Defined terms used in this Letter shall have the respective meanings set forth in the Schedule TO.

Schedule TO

1.	We note that it appears that you are relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Included in your definition of “eligible employees” are employees of subsidiaries. Please tell us why you believe employees of subsidiaries are permitted to participate in your offer, when the global exemptive order that you appear to be relying on is limited to exchange offers for current employees of the issuer.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

Certain eligible employees are employed by subsidiaries of Rambus Inc. However, all of the mispriced options held by these and all other eligible employees were issued by Rambus Inc.; Rambus Inc. is the sole issuer of securities involved in this offer. Accordingly, we believe that these employees are eligible to participate in the offer pursuant to the global exemptive order.

The Company has amended the definition of “Rambus,” the “Company,” “we,” “our” and “us” on the cover of the Offer to Amend Certain Options, dated October 18, 2007 (the “Offer to Amend”) to clarify that Rambus Inc. is the issuer of all of the mispriced options that are subject to the offer as follows (marked to show amendments):

“You are an ‘eligible employee’ only if you are an employee of Rambus Inc. or its subsidiaries (collectively, ‘Rambus,’ the ‘Company,’ ‘we,’ ‘our’ or ‘us,’ provided that references to the issuer of the mispriced options refer to Rambus Inc. only and not to any of its subsidiaries) as of the last date on which this offer remains open for acceptance and you are subject to taxation in the United States.”

2.	We note that there are options to purchase 4,054,034 shares that are eligible to participate in this offer to increase the exercise price. Please also disclose the number of options that are eligible to participate in the fixed date election.

Of the options to purchase a total of 4,054,034 shares of the Company’s common stock that are subject to this offer, options to purchase 939,563 shares of the Company’s common stock are eligible to participate in the fixed date election. The Company has amended Item 2(b) of the Schedule TO and Section 9 of the Offer to Amend by adding the following sentence in each case:

“As of October 12, 2007, there were options to purchase 939,563 shares of the Company’s common stock outstanding and eligible to be amended by making a fixed date election.”

3.	We note that in Amendment No. 1 to the Schedule TO, you amend the earliest calendar year to 2010, rather than 2009, for the October 12, 2004 options. Please revise the offer to purchase to reflect this change.

The Company has amended the examples presented in Questions and Answers 8 and 10 and Section 2 of the Offer to Amend that illustrate which years are available as Selected Calendar Years for October 12, 2004 mispriced options to use 2009 as the calendar year in which such mispriced options vest and 2010 as the earliest calendar year that may be selected as the Selected Calendar Year for such options.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

Item 11. Additional Information

4.	Describe any pending legal proceedings relating to the offer. We note that in your Form 10 Q for the quarter ended June 30, 2007 you discuss legal proceedings involving your stock options. Refer to Item 1011(b) of Regulation M A.

The Company has amended Item 11(b) of the Schedule TO to provide readers with information concerning legal proceedings involving our stock options by adding the following sentence:

“We are currently a party to legal proceedings relating to our Audit Committee’s investigation of the timing of past stock option grants and related accounting issues. For information concerning these proceedings, please read Note 13 “Litigation and Asserted Claims” of the Notes to Unaudited Condensed Consolidated Financial Statements and Part II, Item 1A “Risk Factors—Risks Related to the Investigation of Past Stock Option Practices and Related Restatement of our Prior Financial Results,” each of which are contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.”

Offer to Amend Certain Options

5.	In an appropriate section, please discuss the material differences in the rights of security holders. Refer to Item 1004(a)(1)(x) of Regulation M-A.

The Company has highlighted the material differences in the rights of security holders as a result of this transaction by adding new Question and Answer 21 to the Offer to Amend:

“Q21. What will the material differences in my rights as an optionholder be if I elect to participate in the offer?

A21. If you elect to participate in this offer, your mispriced options will be amended as described in this Offer to Amend and your rights as an optionholder will be affected accordingly.

If you amend your mispriced options by electing to increase the exercise price of such options, the exercise price per share of your amended options will be increased from the original exercise price per share to the fair market value per share of our common stock on the date these options were granted. As a result, the value of these options (measured in terms of the difference between the amended exercise price and fair market value of our common stock at the time of exercise) may be reduced.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

If you amend your August 23, 2001 or October 12, 2004 mispriced options by making a valid fixed date election, you will not be able to exercise such options (even if they are vested) until the earliest occurrence of a Permissible Exercise Event or after the last day of your Selected Calendar Year. As a result, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options will be reduced to a one-year period from the previous multi-year period (subject to such shorter period pursuant to the terms of the amended options, including upon termination of service, death, disability or a change of control of Rambus). If you are a ‘specified employee’ (as defined in Internal Revenue Code Section 409(a)(2)(B)(i)), additional restrictions will apply as to when you may exercise these options.

In addition, if you elect to participate in this offer, your mispriced options should no longer be subject to the adverse tax consequences under Section 409A and similar state laws. (See Sections 2, 9 and 14)”

Q23. I am an eligible employee . . . . page 13

6.	Although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not “urge” them to do so; please revise your disclosure here and on page 36.

The Company has amended the disclosure in Question and Answer 23 (renumbered as Question and Answer 24) and Section 14 of the Offer to Amend as follows (marked to show amendments):

“Because this offer involves complex tax considerations, we recommend that you consult with your financial, legal and/or tax advisor before you make any decisions about this offer.”

Risks of Participating in the Offer, page 18

7.	Please discuss the following risks:

•	The pending legal risks regarding your stock options, as disclosed in your Form 10 Q for the fiscal quarter ended June 30, 2007.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

The Company has added the following Risk Factor discussion to the Offer to Amend addressing the legal proceedings involving the Company’s stock options:

“We are a party to legal proceedings relating to the independent investigation of our historical stock option granting practices and the restatement of our financial statements. An adverse outcome of any of these proceedings could negatively impact our business, financial condition and results of operation, and consequently the value of your stock options.

We are currently a party to legal proceedings relating to our Audit Committee’s investigation of the timing of past stock option grants and related accounting issues and the restatement of our historical financial statements. We face a number of legal, operational, financial and tax-related risks as a result of these proceedings. An adverse outcome with respect to any of these matters could negatively impact our business, financial condition and results of operation, and consequently the value of your stock options. In addition to the legal risks discussed below, we are subject to a number of operational, financial and tax-related risks arising from these matters and discussed in Part II, Item 1A “Risk Factors—Risks Related to the Investigation of Past Stock Option Practices and Related Restatement of our Prior Financial Results” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.”

We have been named as a party to several lawsuits arising from matters relating to the investigation which may result in unfavorable outcomes and significant judgments, settlements and legal expenses which could cause our business, financial condition and results of operations to suffer.

Several shareholder derivative actions were filed in state and federal courts against certain of our current and former officers and directors, as well as our current auditors, related to the stock option granting actions under investigation by the Audit Committee and the Special Litigation Committee of our Board of Directors (the “SLC”). The actions were brought by persons identifying themselves as shareholders and purporting to act on our behalf. We are named solely as a nominal defendant against whom the plaintiffs seek no recovery. The complaints allege that certain of these defendants violated securities laws and/or breached their fiduciary duties to us and obtained unjust enrichment in connection with grants of stock options to certain of our officers that were allegedly improperly dated. The SLC was formed to evaluate potential claims or other actions arising from the stock option granting activities. The complaints seek unspecified monetary damages and disgorgement from the defendants, as well as unspecified equitable relief.

Additionally, several securities fraud class actions and individual lawsuits were filed in federal court against us and certain of our current and former officers

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

and directors. The complaints generally allege that the defendants violated the federal securities laws by filing documents with the SEC containing false statements regarding our accounting treatment of the stock option granting actions under investigation. The individual lawsuits allege not only federal and state securities law violations, but also state law claims for fraud and breach of fiduciary duty. The class actions have been consolidated into a single proceeding. On September 7, 2007, the parties to this proceeding advised the court that they had reached a settlement in principle of the litigation. The settlement, which is subject to final documentation and approval by the court, provides for a payment of $18 million by us for a dismissal with prejudice of all claims against all defendants.

There can be no assurance that further lawsuits by parties who allege they suffered injury as a consequence of our past stock option granting practices will not be filed in the future. The amount of time to resolve these current and any future lawsuits is uncertain, and these matters could require significant management and financial resources which could otherwise be devoted to the operation of our business. Although we have accrued an estimate of certain liabilities that we believe will result from certain of these actions, the actual costs and expenses to defend and satisfy all of these lawsuits and any potential future litigation will exceed our current estimated accruals, possibly significantly. Unfavorable outcomes and significant judgments, settlements and legal expenses in the litigation related to our past stock option granting practices could have material adverse impacts on our business, financial condition, results of operations and the trading price of our common stock.

We are subject to the risk of regulatory proceedings, actions or litigation in connection with the investigation and the restatement of our financial statements, which could require significant management time and result in unfavorable outcomes and significant judgments, settlements and legal expenses which could have an adverse effect on our business, financial condition and results of operations.

We have periodically met and discussed the results of the stock option investigation with the staff of the SEC and the United States Attorney’s Office for the Northern District of California. Such government agencies will likely review such findings and may pursue inquiries of their own, which could lead to further investigations and government action, such as fines or injunctions. At this time, we cannot predict what, if any, government actions may result from the completion of the investigation of stock option grants. We are also under remote examination by the IRS on the various tax reporting implications resulting from the investigation. There is no assurance that other regulatory inquiries will not be commenced by other U.S.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

federal, state or foreign regulatory agencies, including the IRS and other tax authorities. In addition, while we believe that we have made appropriate judgments in determining the correct measurement dates for our stock option grants, the SEC may disagree with the manner in which we accounted for and reported, or failed to report, the corresponding financial impact. Accordingly, there is a risk that we may have to further restate our prior financial statements, amend prior filings with the SEC, or take other actions not currently contemplated. Any potential regulatory proceeding or action may be time consuming, expensive and distracting from the conduct of our business. An unfavorable outcome or significant judgments, settlements and legal expenses related to resolution of any potential regulatory proceeding or action, or further restatement of our financial statements, could have a material adverse effect on our business, financial condition and results of operations.”

•	Any risks regarding the choice between the fixed date election and the increase in the stock option exercise price for those security holders who hold August 23, 2001 or October 12, 2004 options.

The Company has added the following Risk Factor discussion to the Offer to Amend addressing the choice between the fixed date election and the increase in the stock option exercise price for those security holders who hold August 23, 2001 or October 12, 2004 options:

“Eligible holders of August 23, 2001 and October 12, 2004 mispriced options may amend these options either by receiving a new exercise price or by making a fixed date election. Each of these forms of amendment carries unique risks that may adversely affect the value of your amended options.

Eligible holders of August 23, 2001 and October 12, 2004 mispriced options may amend these options either by receiving a new exercise price or by making a fixed date election. There are unique economic risks associated with each of these types of amendment.

If you amend your August 23, 2001 and October 12, 2004 mispriced options by electing to increase their exercise price, the value of these options (measured in terms of the difference between the amended exercise price and fair market value of our common stock at the time of exercise) may be lower than what it would have been had you made a fixed date election. For example, if you hold August 23, 2001 mispriced options and elect to receive a new exercise price, the exercise price for these options will be increased from $4.86 per share to $11.72 per share. If you elect to exercise these amended options at a time when the trading price of our common stock is $20.00 per share, you will realize a profit of $8.28 per share. If you had

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

elected to amend your August 23, 2001 mispriced options by making a fixed date election and the exercise date fell within your Selected Calendar Year, you would have realized a profit of $15.14 per share.

If you amend your August 23, 2001 or October 12, 2004 mispriced options by making a valid fixed date election, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options may be reduced, which may result in you being unable to exercise your options profitably at a time when you would be able to do so if you had elected to receive a new exercise price. For example, assume that you hold August 23, 2001 mispriced options and have selected 2009 as your Selected Calendar Year. Your amended options will expire no later than December 31, 2009. If you elect to amend your August 23, 2001 mispriced options by receiving a new exercise price, your options may not expire until as late as 2011. Assume the trading price per share of our common stock is $20.00 in 2010. If you had amended your August 23, 2001 mispriced options by making a fixed date election as described above, you would be unable to exercise your amended options because they will have expired. If you amended your August 23, 2001 mispriced options by receiving a new exercise price, you would realize a profit of $8.28 per share.”

•

The risk that by making a fixed date election, your ability to exercise the vested portion of your amended options will be delayed and the period of time within which you may exercise your amended options may be reduced, as stated on page 8.

The Company has added the following Risk Factor discussion to the Offer to Amend addressing the fact that holders’ ability to exercise the vested portion of their August 23, 2001 and October 12, 2004 mispriced options which are amended by making a fixed date election will be delayed and the period of time within which they may exercise these amended options may be reduced:

“If you make a valid fixed date election, your August 23, 2001 and October 12, 2004 mispriced option, as amended, will not be exercisable until a Permissible Exercise Event, may not become exercisable in the foreseeable future and, if and when the amended options become exercisable, the fair market value of our common stock at that time may be substantially lower than it is now. Furthermore, once these amended options become exercisable, you will have a limited period of time in which to exercise them.

If you amend your August 23, 2001 and October 12, 2004 mispriced options by making a fixed date election, your ability to exercise these amended options may

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

be substantially restricted compared to other stock options that you currently hold or if you had elected to amend these options by receiving a new exercise price. While Section 409A and the proposed regulations do create substantial tax penalties that may apply to your mispriced options, by amending your August 23, 2001 and October 12, 2004 mispriced options by making a valid fixed date election, you are amending the terms of options which may be currently exercisable, and receiving options that will not be immediately exercisable and that will become exercisable only upon certain limited events. We can give you no assurance of what the market price of our common stock, or the liquidity or listing status on the Nasdaq Global Select Market of our common stock, will be at the time when these amended options become exercisable. In addition, the period of time within which you may exercise your amended options will be reduced to a one-year period from the previous multi-year period (subject to such shorter period pursuant to the terms of the amended options, including upon termination of service, death, disability or a change of control of Rambus).”

Conditions of the offer, page 27

8.	Please note that a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the first bullet to remove the reference to “threatened” and the ninth bullet to remove the term “proposed” as it is unclear how these actions could be objectively determined.

The Company has amended the disclosure in Section 7 of the Offer to Amend as follows:

“there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;”

“a tender or offer, other than this offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:”

Interests of directors and executive officers . . . , page 33

9.	We note that Ms. Stark and Mr. Donnelly are eligible to participate in this offer. Please revise to disclose the number of options held by each officer that are eligible to participate in the offer to increase the exercise price and the number of options that are eligible to participate in the fixed date election offer.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

Ms. Stark holds options to purchase 220,000 shares of our common stock and Mr. Donnelly holds options to purchase 260,000 shares of our common stock that are eligible to participate in this offer to increase the exercise price of these options. Neither Ms. Stark nor Mr. Donnelly holds any options that are eligible for a fixed date election. The Company has amended Item 11 of the Offer to Amend by adding the following sentence:

“Ms. Stark holds options to purchase 220,000 shares of our common stock and Mr. Donnelly holds options to purchase 260,000 shares of our common stock that are eligible to participate in this offer. Neither Ms. Stark nor Mr. Donnelly holds any options that are eligible for a fixed date election.”

Material United States federal income tax consequences, page 34

10.	Please disclose whether any IRS private letter ruling was sought. In addition, please tell us whether any written opinion was prepared by tax counsel at the issuer’s request pertaining to the tax consequences of the transaction. If so, please discuss the tax opinion and file it as an exhibit. Refer to Item 1016(h) of Regulation M A.

No IRS private letter ruling or other consultation with the IRS has been sought in connection with the offer, and no written opinion has been sought or prepared by tax counsel at the Company’s request pertaining to the tax consequences of the offer. The Company has amended Item 14 of the Offer to Amend by adding the following sentence:

“No IRS private letter ruling or other consultation with the IRS has been sought in connection with this offer, and no written opinion has been sought or prepared by tax counsel at the Company’s request pertaining to the tax consequences of the offer.”

Election Form

Agreement to Terms of Election

11.	We note the language in paragraph 13 requiring that each security holder “acknowledge that I have read” the documents. It does not appear appropriate to require this acknowledgement from security holders. Please advise us of the purpose of this language, or revise your election form to remove this acknowledgement.

The Company has amended the election form filed as Exhibit (a)(1)(C) to the Schedule TO to remove the acknowledgement referred to in the Staff’s comment. Conforming amendments have been made to the form of election form available on the offer website, a screenshot of which has been filed as Exhibit (a)(1)(G) to the Schedule TO.

Ms. Peggy Kim

Securities and Exchange Commission

October 30, 2007

Please note that Rambus intends to file the acknowledgments requested by the Staff on page 4 of the Letter under a separate cover.

Rambus understands the importance of, and is committed to complying with, the Commission’s regulations. Should you required additional information with respect to these responses, or wish to discuss them further, please contact the undersigned at (650) 320-4693.

Sincerely,

/s/ Aaron J. Alter
Aaron J. Alter, Esq.

cc:	Rambus Inc.

Thomas R. Lavelle, Esq., Senior Vice President and General Counsel